UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

Atlantica Reports First Quarter 2020 Financial Results

•	Net loss for the quarter attributable to the Company was $40.5 million, compared with a net loss of $9.0 million in the first quarter of 2019.

•	Adjusted EBITDA including unconsolidated affiliates[1] was $166.0 million, representing an 8.4% year-over-year decrease mostly due to foreign exchange differences and lower solar radiation in EMEA.

•	Cash available for distribution (“CAFD”) increased by 5.4% year-over-year up to $47.6 million in the first quarter of 2020.

•	Quarterly dividend of $0.41 per share declared by the Board of Directors.

•	No material impact from Covid-19 situation as of today.

•	Refinanced part of the solar assets in Spain with a Green Project Finance, unlocking approximately a $143 million “recap” expected to be used for new investments in renewable assets.

•	Creation of a Renewable Energy Growth Platform with financial partners in Chile.

May 7, 2020 – Atlantica Yield plc (NASDAQ: AY) (“Atlantica” or the “Company”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported today its financial results for the first quarter of 2020.

Health and safety remains Atlantica’s top priority. Atlantica has adapted its safety measures and protocols and implemented a long list of new safety measures in all of its assets and offices. Atlantica continues to provide reliable service to its clients, with no significant disruptions in availability or production due to COVID-19 until now.

1 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 16).

Revenue for the first quarter of 2020 was $210.4 million, representing a 5.0% decrease compared with the first quarter of 2019. On a constant currency basis2, revenue for the first quarter of 2020 decreased 3.0% compared to the first quarter of 2019. Adjusted EBITDA including unconsolidated affiliates was $166.0 million for the first quarter of 2020, representing an 8.4% decrease year-over-year. On a constant currency basis2, Adjusted EBITDA including unconsolidated affiliates for the first quarter of 2020 decreased 6.4% compared to the first quarter of 2019. Apart from the foreign exchange translation impact, the decrease in revenue and Adjusted EBITDA including unconsolidated affiliates was mostly due to lower solar radiation in EMEA, which impacted the production.

CAFD generation in the first quarter of 2020 was $47.6 million, a 5.4% increase compared with $45.1 million achieved in the first quarter of 2019.

Highlights

	Three-month period ended March 31,
(in thousands of U.S. dollars)	2020	2019
Revenue	$210,403	$221,452
Profit / (loss) for the period attributable to the Company	(40,511)	(8,957)
Adjusted EBITDA incl. unconsolidated affiliates	165,962	181,106
Net cash provided by operating activities	85,685	96,889
CAFD	47,558	45,119

2  We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA including unconsolidated affiliates using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. See First Quarter 2020 Financial Statements on Form 6-K filed on May 7, 2020 for further information.

Key Performance Indicators

	Three-month period ended March 31,
	2020	2019
Renewable energy
MW in operation[3]	1,496	1,496
GWh produced[4]	526	581
Efficient natural gas
MW in operation[5]	343	300
GWh produced[6]	644	383
Electric Availability (%)[7]	102.4%	87.1%
Electric transmission lines
Miles in operation	1,166	1,152
Availability (%)[8]	99.9%	99.9%
Water
Mft[3] in operation[3]	10.5	10.5
Availability (%)[8]	101.8%	99.8%

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2020	2019
Revenue by geography
North America	$59,283	$60,441
South America	35,654	33,493
EMEA	115,466	127,518
Total revenue	$210,403	$221,452

Adjusted EBITDA incl. unconsolidated affiliates by geography
North America	$52,661	$50,870
South America	28,422	28,212
EMEA	84,879	102,024
Total Adjusted EBITDA incl. unconsolidated affiliates	$165,962	$181,106

3 Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets.
4 Includes curtailment production in wind assets for which we receive compensation.
5 Includes 30% share (43 MW) of the investment in Monterrey since August 2, 2019.
6 GWh produced in the first quarter of 2020 includes 30% production from Monterrey since August 2019. Major maintenance overhaul held in Q1 2019, as scheduled, which reduced production and electric availability as per the contract.
7 Electric availability refers to operational MW over contracted MW. Major maintenance overhaul held in Q1 2019.
8 Availability refers to actual availability divided by contracted availability.

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2020	2019
Revenue by business sector
Renewable energy	$150,793	$156,817
Efficient natural gas	26,403	34,009
Electric transmission lines	26,608	24,867
Water	6,599	5,759
Total revenue	$210,403	$221,452

Adjusted EBITDA incl. unconsolidated affiliates by business sector
Renewable energy	$113,670	$123,484
Efficient natural gas	24,462	30,476
Electric transmission lines	21,922	21,650
Water	5,908	5,496
Total Adjusted EBITDA incl. unconsolidated affiliates	$165,962	$181,106

During 2020, Atlantica’s renewable assets continued showing a solid operating performance:

•	Production from the U.S. solar portfolio in the first quarter of 2020 was higher than in the same period of 2019 mainly due to higher solar radiation.

•
Production in Spain in the first quarter of 2020 was lower than in the same period of 2019, mostly due to significantly lower solar radiation. Impact on revenues and Adjusted EBITDA was limited since in Spain most of the revenue is based on capacity in accordance with the applicable regulation.

•	In South Africa, Kaxu production decreased due to lower solar radiation and a fire that affected electrical equipment.

•	Finally, production of wind assets also increased in the first quarter of 2020 compared to the same period of 2019.

Atlantica’s assets with revenue based on availability continue to deliver solid performance with high availability levels in ACT and Monterrey, transmission lines and water assets.

Liquidity and Debt

As of March 31, 2020, cash at Atlantica’s corporate level was $154.9 million. In addition, availability under its Revolving Credit Facility was approximately $251 million, resulting in a total corporate liquidity of $405.9 million. As of December 31, 2019, cash at the Atlantica corporate level was $66.0 million and availability under its Revolving Credit Facility was approximately $341.0 million.

As of March 31, 2020, net project debt was $4,241.9 million, compared with $4,355.6 million as of December 31, 2019, while net corporate debt was $652.4 million, compared with $657.8 million as of December 31, 2019.  The net corporate debt / CAFD pre-corporate debt service ratio9 was 2.4x as of March 31, 2020.

Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level. Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica corporate level.

CAFD pre-corporate debt service is calculated as CAFD plus interest paid by Atlantica Yield plc.

Dividend

On May 6, 2020, the Board of Directors of Atlantica approved a dividend of $0.41 per share.  This dividend is expected to be paid on June 15, 2020 to shareholders of record as of June 1, 2020.

Strategy and Corporate Update

1.	Healthy Balance Sheet and Strong Liquidity

As of March 31, 2020, Atlantica’s available corporate liquidity stood at approximately $406 million, out of which approximately $155 million was corporate cash.

9 Net corporate leverage calculated as corporate net debt divided by midpoint 2020 CAFD guidance before corporate debt service.

The weighted average corporate debt maturity, as of today, is approximately 4.7 years. Atlantica has successfully refinanced more than $550 million dollars of corporate debt in the last twelve months, with significant improvements in cost and flexibility, but most importantly, significantly extending its maturities. Atlantica’s main corporate debt maturities are now in 2025 and 2026.

2.	Accretive Growth Strategy

a)	Option to acquire Solana’s tax equity investment

In April 2020 Atlantica extended its option to acquire its partner’s equity interest in Solana until August 2020. The Solana solar plant is a 280 MW gross solar electric generation facility located in Arizona. The asset has a 30-year (24 years remaining), fixed-price PPA with an escalator factor with Arizona Public Service Company.

b)	PTS acquisition

PTS reached COD in the first quarter of 2020 and closed its project finance agreement. Atlantica expects to increase its previously announced investment in the asset to a 70% ownership by the third quarter of 2020, subject to fullfiling certain conditions precedent.

c)	Renewable energy platform in Chile

In April 2020, Atlantica made an investment to create a renewable energy platform in Chile, together with financial partners. The first investment was the acquisition of an approximately 50 MW solar PV plant in an area with excellent solar resource. This asset has been in operation for several years and has demonstrated a good operating track record.

d)	New green project finance facility to fund growth investments

In April 2020, the subsidiary-holding company of certain Atlantica’s solar assets in Spain, entered into a green non-recourse project financing agreement with ING Bank, B.V. and Banco Santander S.A. This new financing has already closed and funds are available to Atlantica. This new non-recourse financing has resulted in a recap for Atlantica of approximately $143 million, net of transaction costs and reserves. Atlantica expects to use proceeds to finance new investments in renewable assets. The Green Project Finance was issued in compliance with the 2018 Green Loan Principles and has an unqualified Second Party Opinion delivered by Sustainalytics.

3.	Closing of a Green Private Placement

Atlantica successfully closed its previously announced private placement of approximately $320 million (€290 million10) Green Senior Secured Notes in Euros, which complies with the Green Bond Principles and has a second party opinion by Sustainalytics.  Net proceeds have been primarily used to repay the 2017 Senior Secured Note Facility (“2017 NIFA”).

The Green Private Placement has a 6-year tenor and bears a coupon of 1.96% per annum. With this transaction, Atlantica strengthens its financial position, extends its corporate debt maturities and expects to achieve a cost improvement of ~$10 million11 per annum starting in 2021.

4.	Good Progress on Environmental, Social and Governance

In February 2020, Sustainalytics updated its rating on Atlantica’s ESG factors. Atlantica was rated in the ESG Risk Rating assessment as the top company within both the renewable power production and the broader utility industry, and in the top 1% in the global rating universe, improving its score versus last year. In addition, in January 2020, Atlantica was rated with a “B” rating by CDP, two notches above the average for companies within the renewable power generation sector.

Atlantica has become a very active player in green financing thanks to its late issuances at both corporate and project level. During the last year, Atlantica has issued a Green Project Finance Facility, a Green Corporate Private Placement and an ESG-linked Financial Guarantee Line.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Thursday, May 7, 2020, at 8:45 am (New York time).

In order to access the conference call participants should dial: + 1 631-510-7495 (US), +44 (0) 844-571 8892 (UK) or +1-866-992-6802 (Canada), followed by the confirmation code 2207538 for all phone numbers. Due to current Covid-19 restrictions, Atlantica advised participants to access the conference call at least 20 minutes in advance.

10 EUR/USD exchange rate of 1.10 used to convert the EUR 290 million 2020 Green Private Placement.
11 Calculated as the difference between the annual cost of the €275 million 2017 NIFA, which is fully hedged with a swap that fixed the interest rate at 5.50%., and the annual 1.96% cost of the new €290 million Green Senior Secured Notes.

Additionally, the senior management team will hold virtual meetings with investors on May 12 and 13, 2020 at the Citi's Virtual Global Energy & Utilities Conference and on May 14, 2020 at the Credit Suisse Utilities, Power & Clean Tech Conference. Likewise, the senior management will hold conference calls with investors on May 11, 2020, please contact the Company for further information at ir@atlanticayield.com.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Investors should read the section entitled "Item 3D. Key Information—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our annual report for the fiscal year ended December 31, 2019 filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: expected amounts, payments and closing timelines for investments; business synergies from investments; project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including from project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; ESG initiative improvement; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; the impact of COVID-19 and the ongoing economic crisis; dividends; and various other factors, including those factors discussed under “Item 1.A—“Risk Factors” in our Quarterly Report for the three-month period ended March 31, 2020 furnished on Form 6-K on the date hereof and “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2019 filed on Form 20-F.

The CAFD and other guidance incorporated into this press release are estimates as of February 27, 2020. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its FY 2019 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures in this presentation provides useful information.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

• they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

• they do not reflect changes in, or cash requirements for, our working capital needs;

• they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;

• some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

• the fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus all cash expenses of the Company, including debt service and general and administrative expenses.

Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and that CAFD is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis and to readily view operating trends, as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations, and in communications with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Consolidated Statements of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2020	2019
Revenue	$210,403	$221,452
Other operating income	29,538	26,439
Employee benefit expenses	(11,717)	(5,316)
Depreciation, amortization, and impairment charges	(109,619)	(75,736)
Other operating expenses	(65,815)	(63,486)
Operating profit	$52,790	$103,353
Financial income	1,207	286
Financial expense	(96,008)	(101,503)
Net exchange differences	(1,621)	866
Other financial income/(expense), net	(4,112)	1,062
Financial expense, net	$(100,534)	$(99,289)
Share of profit/(loss) of associates carried under the equity method	(668)	1,823
Profit/(loss) before income tax	$(48,412)	$5,887
Income tax	10,147	(9,577)
Profit/(loss) for the period	$(38,265)	$(3,690)
Loss/(profit) attributable to non-controlling interests	(2,246)	(5,267)
Profit/(loss) for the period attributable to the Company	$(40,511)	$(8,957)
Weighted average number of ordinary shares outstanding (thousands)	101,602	100,217
Basic and diluted earnings per share attributable to Atlantica Yield plc (U.S. dollar per share)	$(0.40)	$(0.09)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2020	As of December 31, 2019
Non-current assets
Contracted concessional assets	$7,907,329	$8,161,129
Investments carried under the equity method	127,619	139,925
Financial investments	91,757	91,587
Deferred tax assets	157,432	147,966
Total non-current assets	$8,284,137	$8,540,607
Current assets
Inventories	$20,581	$20,268
Clients and other receivables	341,183	317,568
Financial investments	183,098	218,577
Cash and cash equivalents	690,172	562,795
Total current assets	$1,235,034	$1,119,208
Total assets	$9,519,171	$9,659,815

Equity and liabilities
Share capital	$10,160	$10,160
Parent company reserves	1,859,142	1,900,800
Other reserves	43,885	73,797
Accumulated currency translation differences	(111,408)	(90,824)
Retained Earnings	(425,968)	(385,457)
Non-controlling interest	193,319	206,380
Total equity	$1,569,130	$1,714,856
Non-current liabilities
Long-term corporate debt	$779,335	$695,085
Long-term project debt	3,953,432	4,069,909
Grants and other liabilities	1,622,257	1,641,752
Related parties	15,609	17,115
Derivative liabilities	335,396	298,744
Deferred tax liabilities	237,518	248,996
Total non-current liabilities	$6,943,547	$6,971,601
Current liabilities
Short-term corporate debt	28,012	28,706
Short-term project debt	823,760	782,439
Trade payables and other current liabilities	126,695	128,062
Income and other tax payables	28,027	34,151
Total current liabilities	$1,006,494	$973,358
Total equity and liabilities	$9,519,171	$9,659,815

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2020	2019
Profit/(loss) for the period	$(38,265)	$(3,690)
Financial expense and non-monetary adjustments	194,720	169,013
Profit for the period adjusted by financial expense and non-monetary adjustments	$156,455	$165,323
Variations in working capital	(59,334)	(54,509)
Net interest and income tax paid	(11,436)	(13,925)
Net cash provided by/(used in) operating activities	$85,685	$96,889
Investment in contracted concessional assets	-	7,186
Other non-current assets/liabilities	(5,938)	(26,985)
(Acquisitions)/Sales of subsidiaries and other	-	(2,457)
Investments in entities under the equity method	5,120	-
Net cash provided by/(used in) investing activities	$(818)	$(22,256)

Net cash provided by/(used in) financing activities	$59,831	$(44,654)

Net increase/(decrease) in cash and cash equivalents	$144,698	$29,979
Cash and cash equivalents at beginning of the period	562,795	631,542
Translation differences in cash or cash equivalent	(17,320)	(6,903)
Cash & cash equivalents at end of the period	$690,172	$654,618

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to
Profit/(loss) for the period attributable to the company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2020	2019
Profit/(loss) for the period attributable to the Company	$(40,511)	$(8,957)
Profit attributable to non-controlling interest	2,246	5,267
Income tax	(10,147)	9,577
Share of loss/(profit) of associates carried under the equity method	668	(1,823)
Financial expense, net	100,534	99,289
Operating profit	$52,790	$103,353
Depreciation, amortization, and impairment charges	109,619	75,736
Adjusted EBITDA	$162,409	$179,089
Atlantica’s pro-rata share of EBITDA from Unconsolidated Affiliates	3,553	2,017
Adjusted EBITDA including unconsolidated affiliates	$165,962	$181,106

Reconciliation of Adjusted EBITDA including unconsolidated affiliates to net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2019	2018
Net cash provided by operating activities	$85,685	$96,889
Net interest and income tax paid	11,436	13,925
Variations in working capital	59,333	54,509
Other non-cash adjustments and other	5,955	13,766
Adjusted EBITDA	$162,409	$179,089
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,553	2,017
Adjusted EBITDA including unconsolidated affiliates	$165,962	$181,106

Reconciliation of Cash Available For Distribution to Profit/(loss)
for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2020	2019
Profit/(loss) for the period attributable to the Company	$(40,511)	$(8,957)
Profit attributable to non-controlling interest	2,246	5,267
Income tax	(10,147)	9,577
Share of loss/(profit) of associates carried under the equity method	668	(1,823)
Financial expense, net	100,534	99,289
Operating profit	$52,790	$103,353
Depreciation, amortization, and impairment charges	109,619	75,736
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	3,553	2,017
Adjusted EBITDA including unconsolidated affiliates	$165,962	$181,106
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(3,553)	(2,017)
Dividends from equity method investments	5,120	-
Non-monetary items	(4,334)	(14,632)
Interest and income tax paid	(11,436)	(13,925)
Principal amortization of indebtedness	(14,898)	(15,176)
Deposits into/ withdrawals from restricted accounts[12]	32,921	21,461
Change in non-restricted cash at project level[12]	(50,467)	(61,445)
Dividends paid to non-controlling interests	(4,914)	-
Changes in other assets and liabilities	(66,843)	(50,253)
Cash Available For Distribution	$47,558	$45,119

12 “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior period has been recalculated to conform this presentation.

About Atlantica

Atlantica Yield plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlanticayield.com).

Chief Financial Officer Francisco Martinez-Davis E ir@atlanticayield.com	Investor Relations & Communication Leire Perez E ir@atlanticayield.com T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: May 7, 2020	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer